SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 2054

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

     Form 10-K     Form 20-F       Form 11-K   X   Form 10-Q       Form N-SAR

                              BASIC ENERGY, INC.
                    ------------------------------------
                          Full Name of Registrant

                                    N/A
                                   -----
                         Former Name of Registrant

                         3771 SOUTH STATE STREET
                 -----------------------------------------
         Address of Principal Executive Offices (Street and Number)

                         SALT LAKE CITY, UTAH 84115
                        ----------------------------
                          City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  ----- (a) The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort of expense;
    X   (b) The subject annual report, semi-annual report, transition report
  ----- on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  ----- (c) The accountant's statements or other exhibit required by Rule
            12b-25 (c) has been attached if applicable.

                            PART III - NARRATIVE

The Company has been delayed in compiling certain financial statement information necessary for it to complete its financial statements for the quarter ended December 31, 2000. This delay could not be avoided without unreasonable effort or expense. The Company expects to complete the financial statements and file its annual report on Form 10QSB on or before February 19, 2001.

The Company has filed all other reports required since reporting requirements were instituted.

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.

                        PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     Jay W. Gibson             (909)                  696-1960
     ----------------        ----------          ------------------
     (Name)                  (Area Code)         (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                             X     Yes            No
                         ---------      -----------
3. There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal quarter that will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                 BASIC ENERGY, INC.
                   -------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: February 15, 2000                 BASIC ENERGY, INC.

                                        /S/ Jay W. Gibson
                                   By:  -------------------------
                                        Jay W. Gibson
                                        President